FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated January 30, 2006 regarding plan for joint corporate split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: February 1, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi to Announce Plan for Joint Corporate Split

TOKYO, Japan, January 30, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501, “Hitachi”) and Hitachi Triple Win Corp. (“Hitachi Triple Win”) today concluded a plan for joint corporate split to establish a company that will provide finance and human resources shared services for the Hitachi Group. This plan follows a basic agreement on January 24 this year. The new company, to be named Hitachi Management Partner, Corp., is scheduled to commence operations on April 1 this year.

The Hitachi Group is implementing various measures as part of a company-wide effort to increase management efficiencies. The establishment of the new company will streamline finance and human resources processes and procedures. The new company will also plan to provide services to other corporate groups by making use of the Hitachi Group’s accumulated expertise in finance and human resources administration.

1. Outline of Hitachi Management Partner, Corp.

(1)	Company name:	Hitachi Management Partner, Corp.
(2)	Business:	Shared services regarding financial and human resource administration
(3)	Commencement of operations:	April 1, 2006 (tentative)
(4)	Location:	29 Kanda-awajicho 2-chome, Chiyoda-ku, Tokyo
(5)	President:	Yoshiyuki Mori
(6)	Capital stock:	700 million yen
(7)	Number of shares issued:	14,000 shares
(8)	Stockholders’ equity:	1,618 million yen
(9)	Total assets:	6,590 million yen
(10)	Fiscal year-end:	March 31
(11)	Number of Employees:	431 (tentative)
(12)	Principle Customers:	Private-sector manufacturing and non-manufacturing industries, and Hitachi, Ltd.
(13)	Major Shareholders and holdings:	Hitachi, Ltd. 100%
(14)	Primary transaction banks:	To be determined

2. Director & Auditor

President & Director	Yoshiyuki Mori

Director	Hiroshi Ashikawa

Director	Seihou Sato

Director	Tadao Yabuki

Director	Yasushi Hagiwara

Auditor	Masanori Adachi

Auditor	Yoshinori Oouchi

Auditor	Shigeru Kako

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

About Hitachi Triple Win Corp.

Hitachi Triple Win Corp, headquartered in Tokyo, Japan, is a shared-service company who mainly provides financial and accounting affairs services such as book-keeping, journal entries, receipts and disbursements, fixed assets administration to Hitachi group companies and several other companies.

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